UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 6)*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and Amendments Thereto Filed Pursuant to Rule 13d-2(a)

JA Solar Holdings Co., Ltd.

(Name of Issuer)

Ordinary Shares, par value US$0.0001 per share1

American Depositary Shares, each representing five ordinary shares

(Title of Class of Securities)

466090107

(CUSIP Number)

Jinglong Group Co., Ltd.

Mr. JIN Baofang

Building No.8, Noble Center, Automobile Museum East Road

Fengtai, Beijing 100070

The People’s Republic of China

Tel: +86-10-63611888

Fax: +86-10-63611999

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

June 6, 2017

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

(1)         Not for trading, but only in connection with the listing on Nasdaq Global Select Market of American depositary shares, each representing five ordinary shares.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	466090107

1.		Name of Reporting Person: Jinglong Group Co., Ltd.
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds AF, OO, BK
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization British Virgin Islands
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 38,897,366
	8.	Shared Voting Power 0
	9.	Sole Dispositive Power 38,897,366
	10.	Shared Dispositive Power 0
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 38,897,366
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 16.4%(1)
14.		Type of Reporting Person CO

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

CUSIP No.	466090107

1.		Name of Reporting Person: Mr. Jin Baofang
2.		Check the Appropriate Box if a Member of a Group
(a)		☐
(b)		☒
3.		SEC Use Only
4.		Source of Funds PF, OO, BK
5.		Check Box if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e): ☐
6.		Citizenship or Place of Organization People’s Republic of China
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 555,610
	8.	Shared Voting Power 38,897,366
	9.	Sole Dispositive Power 555,610
	10.	Shared Dispositive Power 38,897,366
11.		Aggregate Amount Beneficially Owned by Each Reporting Person 39,452,976
12.		Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13.		Percent of Class Represented by Amount in Row (11) 16.6%(1)
14.		Type of Reporting Person IN

(1)                                 Percentage calculated based on 237,853,602 ordinary shares outstanding as of March 31, 2017, as set forth in the Issuer’s annual report on Form 20-F filed with the SEC on April 26, 2017.

INTRODUCTORY NOTE

This amendment No. 6 (“Amendment No. 6”) to Schedule 13D is filed jointly by Jinglong Group Co., Ltd. and Mr. Jin Baofang (each, a “Reporting Person” and collectively, the “Reporting Persons”), with respect to JA Solar Holdings Co., Ltd. (the “Issuer” or “Company”), pursuant to their Joint Filing Agreement dated as of June 8, 2015, filed with the Schedule 13D as Exhibit 7.01 and incorporated herein by reference.

This Amendment No. 6 amends and supplements the statement on Schedule 13D filed on behalf of Jinglong Group Co., Ltd. with the United States Securities and Exchange Commission (the “SEC”) on December 2, 2008, as amended and supplemented by Amendment No. 1 to Schedule 13D filed with the SEC on June 11, 2009, Amendment No. 2 to Schedule 13D filed with the SEC on December 21, 2009, Amendment No. 3 to Schedule 13D filed with the SEC on September 16, 2010, Amendment No. 4 to Schedule 13D filed with the SEC on December 6, 2011, and Amendment No. 5 to Schedule 13D filed with the SEC on June 8, 2015 (as amended and supplemented to date, the “Original Schedule 13D”). Except as provided herein, this Amendment No. 6 does not modify any of the information previously reported on the Original Schedule 13D.

Item 3.                                                         Source and Amount of Funds or Other Consideration

Item 3 of the Original Schedule 13D is hereby amended and replaced in its entirety as follows:

The Reporting Persons anticipate that, at the price per Ordinary Share set forth in the Revised Proposal (as described in Item 4 below), approximately US$267.4 million will be expended in acquiring the 196,629,940 Ordinary Shares (including Ordinary Shares represented by ADSs) not currently owned by the Reporting Persons (the “Publicly Held Shares”).

It is anticipated that the funding for the acquisition of the Publicly Held Shares will be provided by a combination of debt and equity capital arranged by the Reporting Persons.  It is also anticipated that Reporting Persons who are existing shareholders of the Company will roll over their equity interests in the Company to the Acquisition Vehicle (as defined in Item 4 below).

Item 4.                                                         Purpose of Transaction

Item 4 of the Original Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On June 6, 2017, the Reporting Persons submitted a revised non-binding proposal (the “Revised Proposal”) to the Company’s board of directors. In the Revised Proposal, the Reporting Persons revised the cash consideration to US$6.80 per ADS or US$1.36 per ordinary share from the proposed consideration of US$9.69 per ADS or US$1.938 per ordinary share contained in the Proposal.  The Reporting Persons revised the proposed cash consideration due to a number of events and developments since the submission of the Proposal, including: (i) the global financial markets have experienced significant volatility recently, including substantial volatility in equity securities markets and volatility and tightening of liquidity in credit markets; (ii) outlook for the solar industry remains gloomy in the short term due to increasing overcapacity and slowing demand, (iii) the growth prospect of the Company is subject to increased uncertainty in trade policy and government subsidies, where changes can occur unexpectedly, and (iv) the greater challenges the Company may face in light of the economic slowdown and challenges to the macroeconomic environment in China.

The description of the Revised Proposal set forth above in this Item 4 does not purport to be complete and is qualified in its entirety by reference to the full text of the Revised Proposal, which has been filed as Exhibit 4 to this Statement, and is incorporated herein by this reference.

Item 7.                                                         Material to be Filed as Exhibits.

Exhibit 4:                                           Revised proposal from the Reporting Persons to the Company’s board of directors, dated as of June 6, 2017.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 9, 2017

JINGLONG GROUP CO., LTD.

By:	/s/ Jin Baofang
	Name:	Jin Baofang
	Title:	Authorized Signatory

JIN BAOFANG

By:	/s/ Jin Baofang

[Signature Page to Schedule 13D/A]